FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002.
Total number of pages:  8

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release dated August 2, 2002 announcing NTT DoCoMo's operational data for the first quarter of fiscal 2002.

2.
Press release dated August 7, 2002 announcing the results of NTT DoCoMo's repurchase of its own shares. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on August 7, 2002.

3.
Press release dated August 20, 2002 announcing that NTT DoCoMo and its regional subsidiaries signed share exchange agreements. NTT DoCoMo, Inc. filed the Japanese language version of this press release with the Tokyo Stock Exchange on August 20, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 21, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

August 2, 2002

NTT DoCoMo, Inc.

Dear Journalist,

We are pleased to announce NTT DoCoMo’s operational data for the first quarter of fiscal 2002. Please see the attachment for details.

Best regards,

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 44 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 34 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in the Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

i-appli is a trade mark of NTT DoCoMo, Inc. in Japan and other countries.

August 2, 2002

NTT DoCoMo, Inc.
Operation Data for 1st Quarter of 2002

		1st Quarter of 2002 (from April, 2002 to June, 2002)	Fiscal 2001 ended March 31, 2002 (full year results)	Fiscal 2002 ending March 31, 2003 (full year forecasts)
Cellular
Subscribers	thousands	41,462	40,783	43,800
FOMA	thousands	114.5	89.4	1,380
Market Share (1)%		58.6	59.0	—
Net Increase	thousands	679	4,757	3,010
FOMA	thousands	25.1	89.4	1,290
Aggregate ARPU (PDC) (2)	yen/month/contract	8,150	8,480	8,030
Voice ARPU	yen/month/contract	6,520	6,940	6,360
i-mode ARPU (3)	yen/month/contract	1,630	1,540	1,670
ARPU (FOMA)	yen/month/contract	7,800	8,750	—
MOU (4)	minute/month/contract	169	178	171
Churn Rate (5)%		1.16	1.18	1.18

i-mode
Subscribers	thousands	33,493	32,156	36,800
i-appli™ compatible (PDC)	thousands	14,237	12,540	—
i-mode Subscription Rate	%	80.8	78.8	84.0
Net Increase	thousands	1,338	10,461	4,640
iMenu Sites	sites	3,064	2,994	—
i-appli	sites	338	270	—
Access percentage by content category (6)
Ringing tone/Screen	%	34	37	—
Game/Horoscope	%	20	20	—
Entertainment Info	%	24	21	—
Information	%	13	12	—
Database	%	4	5	—
Transaction	%	5	5	—
Independent Sites*	sites	55,371	53,534	—
Percentage of packets transmitted (6)
Web	%	85	83	—
Mail	%	15	17	—
ARPU generated purely from i-mode (PDC)	yen/month/contract	2,040	2,200	2,060

PHS
Subscribers	thousands	1,896	1,922	1,960
Market Share (1)%		33.3	33.7	—
Net Increase	thousands	-26	110	40
ARPU	yen/month/contract	3,600	3,830	3,490
MOU	minute/month/contract	117	121	119
Data Transmission Rate (7)%		76.2	72.50	—
Churn Rate (5)%		3.27	3.58	3.25

(1)	Source: Telecommunications Carriers Association
(2)	ARPU (Average monthly Revenue Per Unit)
Aggregate ARPU (PDC) = Cellular Phone Service ARPU (Voice ARPU) + i-mode ARPU
(3)	i-mode ARPU = ARPU generated purely from i-mode x (no. of active i-mode users/no. of active cellular phone users)
No. of active users = (no. of subscribers at the end of previous quarter + no. of subscribers at the end of current quarter)/2 x no. of months
(4)	MOU (Minutes of Usage): Average communication time per one month per one user
(5)	Churn Rate:
FY: Total number of cancellations for one year/Total subscribers at the end of each month, from March in previous fiscal year to February in current Fiscal year
Q1: Total cancellations for first quarter/Total subscribers at end of each month, from March 2002 to May 2002
(6)	Calculation does not include i-mode access via FOMA
(7)	Percent of data traffic in total outbound call time
*	Formerly called “Voluntary Websites”

Cautionary Statement
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. The full of forecasts of operational data for fiscal 2002 ending March 31,2003 are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, DoCoMo’s ability to continue to attract and retain subscribers to its services in a wireless communications market experiencing slowing growth; DoCoMo’s ability to continue to generate usage among customers; DoCoMo’s ability to add capacity to its existing networks; DoCoMo’s ability to smoothly expand, acquire subscribers and add capacity as necessary for its FOMA 3G network; DoCoMo’s ability to successfully expand internationally through international alliances and investments outside of Japan and achieve expected financial returns; changes in the economic or regulatory environment and DoCoMo’s ability to respond and adapt to such changes; DoCoMo’s ability to continue to win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, subjective and changing consumer preferences; and DoCoMo’s ability to maintain minutes of use and average monthly revenue per unit at the expected levels. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 10, 2002, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, about which you may obtain further information by calling 1-800-SEC-0330. The annual report filed on July 10, 2002 is also available at the SEC’s web site at www.sec.gov.

Exhibit 2

August 7, 2002

NTT DoCoMo, Inc

Notice of the Result of Share Repurchases

We hereby inform you that NTT DoCoMo, Inc. (hereinafter referred to as “DoCoMo”) has repurchased its shares as follows, pursuant to the provisions of Article 210 of the Japanese Commercial Code governing the repurchase of shares.

1. Period of the share repurchases:	Between August 1, 2002 to August 7, 2002
2. Aggregate number of shares repurchased:	73,254 shares
3. Aggregate value of shares repurchased:	JPY 20,137,263,000
4. Method of repurchase:	Purchase on the Tokyo Stock Exchange

(Reference 1)
Matters resolved on the repurchase of shares at the DoCoMo’s annual shareholders meeting on June 20, 2002.
— Type of shares to be repurchased:	Shares of common stock of DoCoMo
— Aggregate number of shares to be repurchased:	Up to 1,000,000 shares
— Aggregate value of shares to be repurchased:	Up to JPY 500,000,000,000

(Reference 2)
Total number of shares repurchased since the shareholders resolution on June 20, 2002.
— Aggregate number of shares repurchased:	870,000 shares
— Aggregate value of shares repurchased:	JPY 234,461,937,000

Exhibit 3

August 20, 2002

NTT DoCoMo, Inc.

NTT DoCoMo, Inc. and its Regional Subsidiaries Sign Share Exchange Agreements

NTT DoCoMo, Inc. (hereinafter referred to as “DoCoMo”) announced today that it signed share exchange agreements, dated August 20, 2002, with NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. (collectively, the “Regional Subsidiaries”) to acquire all of the outstanding shares of the Regional Subsidiaries, following its Board of the Directors’ approval of the share exchange agreements on the same day.

DoCoMo previously announced that it had entered into memoranda of understanding, dated May 8, 2002, with the Regional Subsidiaries which provided that the Regional Subsidiaries would become wholly-owned subsidiaries of DoCoMo by way of share exchanges.

I.	Share Exchanges Agreement

(1)	Schedule of Share Exchanges

August 20, 2002	Board meetings to approve the share exchange agreements
August 20, 2002	Conclusion of share exchange agreements
September 5, 2002	Shareholders’ meetings to approve the share exchange agreements (Regional Subsidiaries)*
October 31, 2002	Last day of submission period of share certificates (Regional Subsidiaries)
November 1, 2002	Effective date of share exchanges

*  DoCoMo shall perform the share exchanges with each of the Regional Subsidiaries without the approval of a shareholders’ meeting of DoCoMo pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan.

(2)    Share Exchange Ratios

Company	Share Exchange Ratio
NTT DoCoMo, Inc.	1
NTT DoCoMo Hokkaido, Inc.	16.51
NTT DoCoMo Tohoku, Inc.	37.02
NTT DoCoMo Tokai, Inc.	27.80
NTT DoCoMo Hokuriku, Inc.	19.44
NTT DoCoMo Kansai, Inc.	33.53
NTT DoCoMo Chugoku, Inc.	26.71
NTT DoCoMo Shikoku, Inc.	19.12
NTT DoCoMo Kyushu, Inc.	47.72
Note 1.	Share exchange ratios

DoCoMo’s shares of common stock will be allotted to the shareholders of each of the Regional Subsidiaries at the rate of the share exchange ratio described in the above column for each one share of common stock of each of the Regional Subsidiaries, respectively. However, DoCoMo’s shares will not be allotted to the shares of the Regional Subsidiaries held by DoCoMo itself.

Note 2.	Bases for the calculation of the share exchange ratios

DoCoMo retained Morgan Stanley Japan Limited (“Morgan Stanley”) and the Regional Subsidiaries retained Global Corporate Advisory K.K. (“GCA”) for advice on the valuation method for the share exchange ratio and other related matters.

In connection with analyzing the fair values of DoCoMo and the Regional Subsidiaries, respectively, Morgan Stanley performed Discounted Cash Flow Analysis, Comparable Company Analysis and Comparative Stock Price Performance Analysis. In arriving at its opinion regarding the fairness for each of the share exchange ratios, Morgan Stanley considered the results of all of its analyses.

GCA performed Discounted Cash Flow Analysis and Comparative Stock Price Performance Analysis in evaluating DoCoMo’s corporate value and Discounted Cash Flow Analysis and Comparable Company Analysis in evaluating the Regional Subsidiaries’ corporate values, respectively. In arriving at its opinion regarding the fairness for each of the share exchange ratios, GCA considered the results of all of its analyses.

Based on such advice and other relevant matters, DoCoMo and the Regional Subsidiaries negotiated and came to agreements regarding the above-mentioned share exchange ratios.

DoCoMo and the Regional Subsidiaries were given the opinion from Morgan Stanley and GCA, respectively, that, from a financial standpoint, each of the stock exchange ratios agreed upon is fair.

In the event of any material changes in the facts and assumptions underlying the share exchange ratios, the above-mentioned share exchange ratios may be adjusted by mutual consultation among the parties.

Note 3.	Number of shares to be transferred to the shareholders of Regional Subsidiaries upon the share exchange: 860,440.53 shares of common stock of DoCoMo.

(3)    Stated Capital

There was no increase in stated capital and statutory reserve, since DoCoMo repurchased some of its shares in order to transfer them to the shareholders of the Regional Subsidiaries in lieu of issuing new shares.

(4)    Shareholders’ meetings to approve the share exchange agreements

Each Regional Subsidiary will independently refer its share exchange agreement to its own shareholders’ meeting for approval. Each of the share exchange agreements is legally independent from each other and is not subject to the approval of the shareholders of the other Regional Subsidiaries.